Exhibit 21.1

Subsidiaries of ZaZa Energy Corporation

Subsidiary	Jurisdiction of Incorporation
Toreador Resources Corporation	Delaware
ZaZa Energy Development, LLC	Texas
ZaZa Energy, LLC	Texas
ZaZa France S.A.S.	France
ZaZa Holdings, Inc.	Delaware
ZaZa International Holding Limited Liability Company	Hungary
ZaZa Petroleum Management, LLC	Texas